

September 7, 2010

Via U.S. Mail

Mr. Jianquan Li
Chief Executive Officer
Winner Medical Group Inc.
Winner Industrial Park, Bulong Road
Longhua, Shenzhen City, 518109
People's Republic of China

      Re: Winner Medical Group Inc.
             Form 10-K for fiscal year ended September 30, 2009
             Filed December 7, 2009
             File No. 1-34484

Dear Mr. Li:

      We have completed our review of your filings and have no further comments at this time.

                           Sincerely,

                           Kevin Vaughn
                           Accounting Branch Chief